Exhibit 3.1
CERTIFICATE OF DESIGNATION, PREFERENCES AND RIGHTS
OF SERIES A PREFERRED STOCK OF IRIDEX CORPORATION
Pursuant to Section 151 of the General Corporation Law of the State of Delaware, the undersigned, Barry G. Caldwell and Larry Tannenbaum, do hereby certify:
1.	That they are the duly elected and acting President and Secretary, respectively, of Iridex Corporation, a Delaware corporation (the “Company”).

2.	That pursuant to the authority conferred upon the Board of Directors by the Amended and Restated Certificate of Incorporation of the Company, the Company’s Board of Directors on August 31, 2007 adopted the following resolution creating a series of 500,000 shares of Preferred Stock designated as Series A Preferred Stock:
“RESOLVED, that pursuant to the authority vested in the Board of Directors of the Company by the Amended and Restated Certificate of Incorporation, the Board of Directors does hereby provide for the issue of a series of Preferred Stock of the Company and does hereby fix and herein state and express the designations, powers, preferences and relative and other special rights and the qualifications, limitations and restrictions of such series of Preferred Stock as follows:
1.	Designation and Amount. The shares of such series shall be designated as “Series A Preferred Stock.” The Series A Preferred Stock shall have a par value of $0.01 per share, and the number of shares constituting such series shall be 500,000.

2.	Dividends and Distributions.
a.	The holders of shares of Series A Preferred Stock shall be entitled to receive when, as and if declared by the Board of Directors out of funds legally available for the purpose, noncumulative dividends in preference to the Company’s Common Stock (the “Common Stock”) at an annual rate equal to eight percent (8%) of the Purchase Price (as defined below) per annum.

b.	If, at any time or from time to time after the first issuance of a share of Series A Preferred Stock, the Company pays a dividend or makes another distribution to the holders of the Common Stock payable in securities of the Company, other than in shares of Common Stock, then in each such event the dividend or other distribution, as applicable, shall be distributed pro rata among the holders of Series A Preferred Stock and Common Stock, based on the number of shares of Common Stock then held by each holder (assuming conversion of all such Series A Preferred Stock into Common Stock). Notwithstanding the foregoing, the following transactions shall not be considered distributions for purposes of the foregoing provisions: (i) repurchases of Common Stock issued to or held by employees, officers, directors or consultants of the Company or its subsidiaries upon termination of their employment or services pursuant to agreements providing for the right of said repurchase; (ii) repurchases of Common Stock issued to or held by employees, officers, directors or consultants of the Company or its subsidiaries pursuant to rights of first refusal contained in agreements providing for such right; (iii) repurchases of capital stock of the Corporation in connection with the settlement of disputes with any stockholder; and (iv) any other repurchases or redemptions of capital stock of the Corporation approved by the holders of the Common Stock and the Series A Preferred Stock of the Company voting as separate classes.
3.	Voting Rights. The holders of shares of Series A Preferred Stock shall have the following voting rights:
a.	On all matters submitted to a vote of the stockholders of the Company, each share of Series A Preferred Stock shall entitle the holder thereof to that number of votes equal to the aggregate number of shares of Common Stock issuable upon the conversion of such holder’s shares of Series A Preferred Stock to Common Stock.

b.	Except as otherwise provided herein or by law, the holders of shares of Series A Preferred Stock and the holders of shares of Common Stock shall vote together as one class on all matters submitted to a vote of stockholders of the Company.

c.	Consent of the holders of at least a majority of the outstanding shares of Series A Preferred Stock shall be required for any action which results in the following:
i.	the sale, lease or other disposition of all or substantially all of the assets of the Company and its subsidiaries taken as a whole, except where the sale, lease or other disposition is to a wholly-owned subsidiary of the Company, or a merger, consolidation or other transaction or series of related transactions, in which fifty percent (50%) or more of the voting power of the Company is disposed of;

ii.	a change in the rights, preferences or privileges of the shares of Series A Preferred Stock that is adverse to the holders of such shares; or

iii.	the creation of any new class or series of shares of the Company’s capital stock having rights, preferences or privileges with respect to dividends or payments upon liquidation senior to or on parity with the shares of Series A Preferred Stock.
d.	Except as otherwise provided herein or by law, the holders of Series A Preferred Stock shall have no special voting rights and their consent shall not be required (except to the extent that they are entitled to vote with holders of Common Stock as set forth herein) for taking any corporate action.
4.	Reacquired Shares of Series A Preferred Stock. Any shares of Series A Preferred Stock purchased or otherwise acquired by the Company in any manner whatsoever shall be retired and canceled promptly after the acquisition thereof. All such shares shall upon their cancellation become authorized but unissued shares of Preferred Stock and may be reissued as part of a new series of Preferred Stock to be created by resolution or resolutions of the Board of Directors, subject to the conditions and restrictions on issuance set forth herein and in the Amended and Restated Certificate of Incorporation, as then amended.

5.	Liquidation, Dissolution or Winding Up.
a.	Upon any liquidation, dissolution or winding up of the Company, the holders of shares of Series A Preferred Stock shall be entitled to receive, in preference to the holders of the Common Stock, an aggregate amount per share equal to ten dollars ($10.00) (the “Purchase Price”) plus any accrued and unpaid dividends on such shares of Series A Preferred Stock (the “Liquidation Preference”). All remaining assets available for distribution shall be distributed ratably to the holders of the Common Stock.

b.	For purposes of this Section 5, a liquidation, dissolution or winding up of the Company shall be deemed to be occasioned by, or to include:
i.	the acquisition of the Company by another entity by means of any transaction or series of related transactions to which the Company is party (including, without limitation, any stock acquisition, reorganization, merger or consolidation but excluding any sale of stock for capital raising purposes) other than a transaction or series of transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction retain, immediately after such transaction or series of transactions, as a result of shares in the Company held by such holders prior to such transaction, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity (or if the Company or such other surviving or resulting entity is a wholly-owned subsidiary immediately following such acquisition, its parent);

ii.	a sale, lease or other disposition of all or substantially all of the assets of the Company and its subsidiaries taken as a whole by means of any transaction or series of related transactions, except where such sale, lease or other disposition is to a wholly-owned subsidiary of the Corporation; or

iii.	any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary.
6.	Conversion.
a.	Optional Conversion. The holders of shares of Series A Preferred Stock will have the right to convert, at any time, such shares into a number of shares of Common Stock determined by dividing the Purchase Price by $5.00 (as adjusted for capital reorganizations, stock splits, reclassifications, etc., the “Conversion Price”).

b.	Mandatory Conversion. In the event that the Common Stock of the Company trades on a trading market at or above a closing price of five dollars ($5.00) (as adjusted for capital reorganizations, stock splits, reclassifications, etc.) for a period of thirty (30) consecutive Trading Days (as that term is defined in the Stock Purchase Agreement dated August 31, 2007 by and between the Company and the parties named therein), the shares of Series A Preferred Stock shall automatically convert into a number of shares of Common Stock determined by dividing the Purchase Price by the then applicable Conversion Price.

c.	Mechanics of Conversion.
i.	No fractional shares of Common Stock shall be issued upon conversion of Series A Preferred Stock. In lieu of any fractional share to which a holder would otherwise be entitled (determined on a certificate by certificate basis), the Company shall pay cash equal to such fraction multiplied by the then fair value of a share of Common Stock as determined by the Board of Directors.

ii.	Before any holder of Series A Preferred Stock shall be entitled to convert the same into full shares of Common Stock pursuant to Section 6(a) above, such holder shall surrender the certificate or certificates therefor, duly endorsed, at the office of the Company or of any transfer agent for the Series A Preferred Stock, and shall give written notice to the Company at such office that such holder elects to convert the same. The Company shall, as soon as practicable thereafter, issue and deliver at such office to such holder of Series A Preferred Stock, a certificate or certificates for the number of shares of Common Stock to which such holder shall be entitled as aforesaid and a check payable to the holder in the amount of any cash amounts payable as the result of a conversion into fractional shares of Common Stock. Upon conversion of only a portion of the number of shares of Series A Preferred Stock represented by a certificate surrendered for conversion, the Company shall issue and deliver to or upon the written order of the holder of the certificate so surrendered for conversion, at the expense of the Company, a new certificate covering the number of shares of Series A Preferred Stock representing the unconverted portion of the certificate so surrendered.
iii.	Upon the conversion of shares of Series A Preferred Stock into full shares of Common Stock pursuant to Section 6(b) above, the Company shall deliver a notice (the “Notice”) to the holders of such shares stating that such shares have been converted to Common Stock pursuant to Section 6(b) hereof. The holder of such shares, upon receiving the Notice, shall, within ten (10) business days following receipt of such Notice, surrender the certificate or certificates therefor, duly endorsed, at the office of the Company or of any transfer agent for the Series A Preferred Stock. The Company shall, as soon as practicable thereafter, issue and deliver to such holder a certificate or certificates for the number of shares of Common Stock to which such holder shall be entitled as aforesaid and a check payable to the holder in the amount of any cash amounts payable as the result of a conversion into fractional shares of Common Stock; provided, however, that on the date of a mandatory conversion pursuant to Section 6(b), the outstanding shares of Series A Preferred Stock shall be converted automatically without any further action by the holders of such shares and whether or not the certificates representing such shares are surrendered to the Company or its transfer agent; provided further, however, that the Company shall not be obligated to issue certificates evidencing the shares of Common Stock issuable upon such mandatory conversion unless either the certificates evidencing such shares of Series A Preferred Stock are delivered to the Company or its transfer agent as provided herein, or the holder notifies the Company or its transfer agent that such certificates have been lost, stolen or destroyed and executes an agreement satisfactory to the Company to indemnify the Company from any loss incurred by it in connection with such certificates. On the date of the occurrence of a mandatory conversion pursuant to Section 6(b), each holder of record of shares of Series A Preferred Stock shall be deemed to be the holder of record of the Common Stock issuable upon such conversion, notwithstanding that the certificates representing such shares of Series A Preferred Stock shall not have been surrendered at the office of the Company, that notice from the Company shall not have been received by any holder of record of shares of Series A Preferred Stock, or that the certificates evidencing such shares of Common Stock shall not then be actually delivered to such holder.

iv.	Such conversion pursuant to Sections 6(a) and 6(b) hereof shall not terminate the rights of the holders of Series A Preferred Stock or Common Stock issuable upon conversion of the Series A Preferred Stock to receive dividends which have been declared with respect to the Series A Preferred Stock as of a record date prior to the date of conversion. Such conversion pursuant to Sections 6(a) and 6(c)(ii) shall be deemed to have been made immediately prior to the close of business on the date of such surrender of the shares of Series A Preferred Stock to be converted, and the person or persons entitled to receive the shares of Common Stock issuable upon such conversion shall be treated for all purposes as the record holder or holders of such shares of Common Stock on such date. Such conversion pursuant to Sections 6(b) and 6(c)(iii) shall be deemed to have been made immediately prior to the close of business on the first Trading Day after the period of thirty (30) consecutive Trading Days referenced in Section 6(b) hereof, and the person or persons entitled to receive the shares of Common Stock issuable upon such conversion shall be treated for all purposes as the record holder or holders of such shares of Common Stock on such date.
d.	Conversion Price Adjustments.
i.	Adjustments for Stock Dividends, Subdivisions, or Split-ups of Common Stock. If the number of shares of Common Stock outstanding at any time after the filing of this Certificate of Designation is increased by a stock dividend payable in shares of Common Stock or by a subdivision or split-up of shares of Common Stock, then, effective at the close of business upon the record date fixed for the determination of holders of Common Stock entitled to receive such stock dividend, subdivision or split-up, the Conversion Price the Series A Preferred Stock shall be appropriately decreased so that the number of shares of Common Stock issuable on conversion of each share of Series A Preferred Stock shall be increased in proportion to such increase of outstanding shares of Common Stock.

ii.	Adjustments for Combinations of Common Stock. If the number of shares of Common Stock outstanding at any time after the filing of this Certificate of Designation is decreased by a combination of the outstanding shares of Common Stock, then, effective at the close of business upon the record date of such combination, the Conversion Price of the Series A Preferred Stock shall be appropriately increased so that the number of shares of Common Stock issuable on conversion of each share of Series A Preferred Stock shall be decreased in proportion to such decrease in outstanding shares of Common Stock.

iii.	Adjustments for Recapitalizations, Reclassifications, etc. If the Common Stock issuable upon conversion of the Series A Preferred Stock shall be changed into the same or a different number of shares of any other class or classes of stock or other securities or property, whether by reclassification, exchange, recapitalization, or otherwise (other than a subdivision or combination of shares provided for in Sections 6(d)(i) or 6(d)(ii) above or a reorganization, merger or consolidation for which adjustment is otherwise made in Section 6(d)(iv) below), then in any such event each holder of Series A Preferred Stock shall have the right thereafter to convert such stock into the kind and amount of stock and other securities and property receivable upon such recapitalization, reclassification, exchange or other change by holders of the number of shares of Common Stock into which such shares of Series A Preferred Stock could have been converted immediately prior to such recapitalization, exchange, reclassification, merger, consolidation, reorganization or change, all subject to further adjustment as provided herein or with respect to such other securities or property by the terms thereof.
iv.	Reorganizations, Mergers and Consolidations. If at any time or from time to time after the first issuance of a share of Series A Preferred Stock there is a reorganization of the Company (other than a recapitalization, subdivision, combination, reclassification or exchange of shares provided for elsewhere in this Section 6(d)) or a merger or consolidation of the Company with or into another company, then, as a part of such reorganization, merger or consolidation, provision shall be made so that the holders of the Series A Preferred Stock thereafter shall be entitled to receive, upon conversion of the Series A Preferred Stock held by them, the number of shares of stock or other securities or property of the Company, or of such successor company resulting form such reorganization, merger, or consolidation, to which a holder of Common Stock deliverable upon conversion would have been entitled on such reorganization, merger or consolidation. In any such case, appropriate adjustment shall be made in the application of the provisions of this Section 6(d)(iv) with respect to the rights of the holders of the Series A Preferred Stock after the reorganization, merger or consolidation to the end that the provision of this Section 6(d)(iv) (including adjustment of the applicable Conversion Price then in effect and number of shares issuable upon conversion of the Series A Preferred Stock) shall be applicable after that event and be as nearly equivalent to the provisions hereof as may be practicable. This Section 6(d)(iv) shall similarly apply to successive reorganizations, mergers and consolidations.
e.	Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Conversion Price of the Series A Preferred Stock pursuant to this Section 6, the Company at its expense shall promptly compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of such Series A Preferred Stock a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based. The Company shall, upon the written request at any time of any holder of Series A Preferred Stock, furnish or cause to be furnished to such holder a like certificate setting forth (i) such adjustments and readjustments, (ii) the Conversion Price of the Series A Preferred Stock at the time in effect, and (iii) the number of shares of Common Stock and the amount, if any, of other property which at the time would be received upon the conversion of such Series A Preferred Stock.
f.	Status of Converted Stock. Subject to Section 4 hereof, in the event any shares of Series A Preferred Stock shall be converted pursuant to this Section 6, the shares so converted shall be canceled and shall not be issuable by the Company.
7.	No Redemption. The shares of Series A Preferred Stock shall not be redeemable.

8.	Fractional Shares. Series A Preferred Stock may be issued in fractions of a share which shall entitle the holder, in proportion to such holder’s fractional shares, to exercise voting rights, receive dividends, participate in distributions and to have the benefit of all other rights of holders of Series A Preferred Stock.
RESOLVED FURTHER, that the President or any Vice President and the Secretary or any Assistant Secretary of the Company be, and they hereby are, authorized and directed to prepare and file a Certificate of Designation of Rights, Preferences and Privileges in accordance with the foregoing resolution and the provisions of Delaware law and to take such actions as they may deem necessary or appropriate to carry out the intent of the foregoing resolution.”
We further declare under penalty of perjury that the matters set forth in the foregoing Certificate of Designation are true and correct.

Executed in Mountain View, California on August 31, 2007.

/s/ Barry Caldwell
Barry Caldwell
President and Chief Executive Officer

/s/ Larry Tannenbaum
Larry Tannenbaum
Secretary

IRIDEX Corporation
Certificate of Designation